Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund February 2018 Update
March 26, 2018
Supplement dated March 26, 2018 to Prospectus dated May 15, 2017
Class	Feb ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-11.74%	-4.77%	$6.24M	$1,000.272
B	-11.79%	-4.88%	$66.63M	$815.558
Legacy 1	-11.51%	-4.40%	$1.09M	$805.028
Legacy 2	-11.49%	-4.43%	$0.38M	$785.911
Global 1	-10.84%	-3.95%	$24.60M	$802.419
Global 2	-11.09%	-4.01%	$0.99M	$785.341
Global 3	-11.23%	-4.29%	$2.39M	$672.345
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened in anticipation the Federal Reserve could raise interest rates four times this year.  The Canadian dollar weakened on declining oil prices and in anticipation U.S. corporate tax cuts could hurt Canada’s competitiveness.  Uncertainty about a renegotiated North American Free Trade Agreement added to weakness.  The Australian dollar weakened on a disappointing Australian capital expenditure report.  The British pound moved lower after the European Union’s chief negotiator warned a Brexit transition period for the U.K. was not guaranteed.  The Japanese yen strengthened on data showing rising inflation.

Energy:  Crude oil prices fell in reaction to rising U.S. supplies and production.  Natural gas and heating oil prices declined due to warmer than expected weather forecasts.

Equities:  Global equities markets moved lower as volatility spiked  on investor speculation that increasing bond yields could signal the end of the decade-long equity bull market.  Concerns over the prospect of more protectionist trade policies also weighed on the markets.

Fixed Income:  Fixed income prices moved lower on continued pressure from economic growth in the U.S., on rising inflation expectations, and on the unwinding of the Fed’s balance sheet.  Bund prices, however, moved higher as political unease in the Eurozone supported demand for safe-haven bonds.

Grains/Foods:  Corn markets rose on strong exports.  Wheat markets increased on concerns dry weather in key growing regions would damage crops. Cocoa prices rose over 12% on expectations of diminished crops from the top grower, the Ivory Coast.  Soybean markets moved higher on continued concerns that dry weather in Argentina would limit production.

Metals:  Precious metals prices declined after the Federal Reserve stated there could be four small interest rate hikes beginning in March.  Copper prices declined on lower demand and on doubts about the strength of the economy in China, its top consumer.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended February 28, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$7,644,852	-$955,878
Change In Unrealized Income (Loss)	-4,811,052	-1,950,475
Brokerage Commission	-39,211	-86,721
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-96,974	-198,693
Change in Accrued Commission	9,393	9,502
Net Trading Income (Loss)	-12,582,696	-3,182,265

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$59,229	$118,458
Interest, Other	20,903	45,290
Income from Securities	-1,022,695	-906,859
Dividend Income	0	0
Total Income (Loss)	-13,525,259	-3,925,376

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-209,199	4,632
Operating Expenses	22,295	47,934
Organization and Offering Expenses	25,697	55,111
Brokerage Expenses	400,920	861,221
Dividend Expenses	0	0
Total Expenses	239,713	968,898

Net Income (Loss)	-$13,764,972	-$4,894,274

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$119,423,264	$113,483,622
Additions	0	0
Net Income (Loss)	-13,764,972	-4,894,274
Redemptions	-3,332,574	-6,263,630
Balance at February 28, 2018	$102,325,718	$102,325,718

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,000.272	6,237.94426	$6,239,639	-11.74%	-4.77%
B	$815.558	81,699.63067	$66,630,775	-11.79%	-4.88%
Legacy 1	$805.028	1,351.34563	$1,087,871	-11.51%	-4.40%
Legacy 2	$785.911	482.22166	$378,983	-11.49%	-4.43%
Global 1	$802.419	30,658.07585	$24,600,625	-10.84%	-3.95%
Global 2	$785.341	1,264.21871	$992,842	-11.09%	-4.01%
Global 3	$672.345	3,562.13474	$2,394,983	-11.23%	-4.29%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership